UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Entercom Communications Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

 293639100
(CUSIP Number)

December 31, 2015
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 293639100

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Edwin R. Boynton

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           /_/
(b)           /_/
N/A

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5           SOLE VOTING POWER

311,689 Shares (1)

6           SHARED VOTING POWER

1,973,598 Shares (2)

7           SOLE DISPOSITIVE POWER

311,689 Shares (1)

8           SHARED DISPOSITIVE POWER

1,973,598 Shares (2)

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,285,287 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

N/A

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.03%

12           TYPE OF REPORTING PERSON
IN

Explanatory Notes:
(1)  All shares reported on this line are held by two trusts, of which the reporting person is sole trustee.
(2)  All shares reported on this line are held by four trusts, of which the reporting person is co-trustee.

Item 1.
(a) Name of Issuer:  Entercom Communications Corp.

(b) Address of Issuer’s Principal Executive Office:

Entercom Communications Corp.
401 E. City Avenue, Suite 809
Bala Cynwyd, Pennsylvania 19004

Item 2.
(a) Name of Person Filing:  Edwin R. Boynton

(b) Address of Principal Business Office or, if none, Residence:

Stradley Ronon Stevens & Young, LLP
Attention: Edwin R. Boynton
Great Valley Corporate Center
30 Valley Stream Parkway
Malvern, PA 19355-1481

(c) Citizenship:  United States of America

(d) Title of the Class of Securities: Class A Common Stock, par value $0.01 per share

(e) CUSIP number: 293639100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]           An investment adviser in accordance with § 240.13d- 1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ]           Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.                      Ownership

See item nos. 5 through 11 of the second part of the cover sheet.

Item 5.                      Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Shares beneficially owned by the reporting person include: (i) 1,973,598 shares of Class A common stock held by the reporting person as a co-trustee of four trusts; and (ii) 311,689 shares of Class A common stock held by the reporting person as the sole trustee of two trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/16
Date

/s/ Edwin R. Boynton
Signature

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